SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2003.

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

     Form 20-F  ☑      Form 40-F  ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____________

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____________

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes  ☐      No  ☑

Table of Contents

1.	Press release of November 11, 2003 — Results for the Nine Months Ended September 26, 2003 (US GAAP)

Coca-Cola Hellenic Bottling Company S.A.

Results for the Nine Months Ended September 26, 2003 (US GAAP)

HIGHLIGHTS FOR THE FIRST NINE MONTHS

•	Volume of 1,034 million unit cases, 7% ahead of 2002,

•	Operating profit of €354 million versus €287 million, 23% ahead of 2002,

•	Significant increase in net income to €218 million from €68 million in 2002.

Doros Constantinou, Managing Director of Coca-Cola HBC, commented:

“Our company continues to evolve, grow and strengthen. We have a sound strategy focused on revenue management, world class in-market execution and cost containment all of which contribute to growth in our profitability. Throughout the third quarter and the first nine months of 2003 we have continued to deliver on this strategy, capitalizing on the real opportunities in the marketplace.”

November 11, 2003

Coca-Cola HBC (“the Company”) is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of more than 500 million people. The Company shares are listed on the Athens Stock Exchange (ASE:EEEK), with secondary listings on the London (LSE:CCB) and Australian (ASX:CHB) Stock Exchanges. The Company’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE:CCH).

Financial information in this announcement is presented on the basis of US generally accepted accounting principles (“US GAAP”). The Company also prepares financial information under International Financial Reporting Standards (“IFRS”), which are available on our website: www.coca-colahbc.com.

Coca-Cola Hellenic Bottling Company S.A.

Results for the Nine Months Ended September 26, 2003 (US GAAP)

ENQUIRIES:

Company contacts:

Coca-Cola HBC Melina Androutsopoulou Investor Relations Director	Tel: +30 210 618 3308 email: melina.androutsopoulou@cchbc.com

Thalia Chantziara Investor Relations Analyst	Tel: +30 210 618 3124 email: thalia.chantziara@cchbc.com

European press contact: FD Athens Alastair Hetherington	Tel: +30 210 725 8194 email: alastair.hetherington@fd.com

US press contact: FD US Brian Maddox Lindsay Hatton	Tel: +1 212 850 5600 email: bmaddox@fd-us.com email: lhatton@fd-us.com

CONFERENCE CALL:

The Company will host a conference call with financial analysts to discuss the 2003 third quarter results on November 11, 2003 at 4:00 pm, Athens time (2:00 pm London time and 9:00 am New York time). Interested parties can access the live, audio webcast of both calls through the Company’s website (www.coca-colahbc.com).

Coca-Cola Hellenic Bottling Company S.A.

Results for the Nine Months Ended September 26, 2003 (US GAAP)

FORWARD LOOKING STATEMENTS

This document may contain forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as “believe”, “outlook”, “guidance”, “intend”, “expect”, “anticipate”, “plan”, “target” and similar expressions. All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, business strategy, regulatory clearance and completion of the leveraged re-capitalisation process and the effects of the leveraged re-capitalization on our business and financial condition, our future dealings with The Coca-Cola Company, budgets, projected levels of consumption and production, projected costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on these forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on June 30, 2003 (File No 1-31466).

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of the interim consolidated financial statements included here, either to conform them to actual results or to changes in our expectations.

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Statements of Income — unaudited

(Prepared in accordance with US GAAP)

	Nine months ended

	September 26, 2003	September 27, 2002

	(Euros in millions, except per share data)
Net sales revenue	€3,115.1	€3,022.6
Cost of goods sold	(1,867.1)	(1,815.9)

Gross profit	1,248.0	1,206.7

Selling, delivery and administrative expenses	(893.6)	(919.7)

Operating profit	354.4	287.0

Interest expense	(45.8)	(49.4)
Other income	9.3	9.8
Other expenses	(0.6)	—

Income before income taxes	317.3	247.4

Income tax expense	(93.4)	(77.8)
Share of income of equity method investees	4.1	4.4
Minority interest	(10.1)	(11.7)

Net income before cumulative effect of accounting change	217.9	162.3

Cumulative effect of accounting change for Statement No 142, net of income taxes of €25.0 million in 2002	—	(94.0)

Net income	€217.9	€68.3

Basic and diluted net income (loss) per share (in euros):
Before accounting change	0.92	0.69
Cumulative effect of accounting change	—	(0.40)

	€0.92	€0.29

See notes to the consolidated financial statements

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Balance Sheets — unaudited

(Prepared in accordance with US GAAP)

	As at

	September 26, 2003	September 27, 2002

	(Euros in millions)
Assets
Current assets:
Cash and cash equivalents	€931.6	€101.3
Trade accounts receivable, less allowances of €23.5 million in 2003 and €20.7 million in 2002	586.4	457.5
Inventories	328.9	309.3
Receivables from related parties	73.6	78.2
Taxes receivable	10.3	11.3
Deferred income taxes	27.3	20.2
Prepaid expenses	52.3	51.9
Other current assets	86.0	73.7

Total current assets	2,096.4	1,103.4

Property, plant, and equipment:
Land	94.6	99.4
Buildings	672.9	682.3
Returnable containers	231.1	216.1
Production and other equipment	1,840.8	1,725.1

	2,839.4	2,722.9
Less accumulated depreciation	(994.9)	(856.6)

	1,844.5	1,866.3
Construction in progress	66.1	30.3
Advances for equipment purchases	15.3	26.6

	1,925.9	1,923.2

Investments in equity method investees	58.6	53.3
Deferred income taxes	74.9	78.1
Other tangible non-current assets	22.2	20.3
Franchise rights	1,961.4	2,017.4
Goodwill	679.8	699.2

Total assets	€6,819.2	€5,894.9

See notes to the consolidated financial statements

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Balance Sheets — unaudited

(Prepared in accordance with US GAAP)

	As at

	September 26, 2003	December 31, 2002

	(Euros in millions)
Liabilities and shareholders’ equity
Current liabilities:
Short-term borrowings	€298.4	€313.1
Accounts payable	212.8	203.5
Accrued expenses	333.9	300.6
Amounts payable to related parties	93.2	87.1
Deposit liabilities	136.0	135.0
Income taxes payable	106.8	72.0
Deferred income taxes	3.9	5.1
Current portion of long-term debt and capital lease obligations	211.3	210.7

Total current liabilities	1,396.3	1,327.1

Long-term debt, less current portion	1,756.2	950.9
Capital lease obligations, less current portion	31.0	28.4
Employee benefit obligations	77.1	74.4
Deferred income taxes	723.2	718.5
Other long-term liabilities	13.0	17.1

Total long-term liabilities	2,600.5	1,789.3

Minority interests	57.2	65.3

Shareholders’ equity:
Ordinary shares, €0.31 par value: 236,668,596 shares authorized, issued and outstanding	73.4	73.4
Additional paid-in capital	2,154.2	2,154.0
Deferred compensation	(0.5)	(0.5)
Retained earnings	478.1	305.2
Accumulated other comprehensive income	60.0	181.1

Total shareholders’ equity	2,765.2	2,713.2

Total liabilities and shareholders’ equity	€6,819.2	€5,894.9

See notes to the consolidated financial statements

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Statements of Cash Flows — unaudited

(Prepared in accordance with US GAAP)

	Nine months ended

	September 26, 2003	September 27, 2002

	(Euros in millions)
Operating activities
Net income	€217.9	€68.3
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	194.2	195.5
Deferred income taxes	(4.0)	(17.2)
Loss (profit) on disposal of assets	5.5	(2.9)
Minority interests	10.1	11.7
Share of income of equity method investees	(4.1)	(4.4)
Cumulative effect of accounting change for Statement No. 142, before income taxes	—	119.0
Changes in operating assets and liabilities, net of effect of acquisitions:
Trade accounts receivable and other current assets	(119.6)	(134.1)
Inventories	(41.9)	(54.7)
Accounts payable and accrued expenses	105.2	72.5

Net cash provided by operating activities	363.3	253.7

Investing activities
Purchases of property, plant and equipment	(270.6)	(203.8)
Proceeds from disposals of property, plant and equipment	7.6	21.6
Cash payments for acquisitions, net of cash acquired	(9.1)	(117.3)
Proceeds from sale of trademark	7.6	—
Proceeds from sale of investments	0.9	0.2
Payment for purchase of investments	(2.0)	—

Net cash used in investing activities	(265.6)	(299.3)

Financing activities
Proceeds from issuance of debt	1,072.3	353.1
Payments on debt	(281.3)	(223.6)
Payments on capital lease obligations	(7.4)	(5.5)
Dividends paid	(50.0)	(49.8)

Net cash provided by financing activities	733.6	74.2
Effect of exchange rates on cash	(1.0)	(1.6)

Net increase in cash and cash equivalents	830.3	27.0

Cash and cash equivalents at beginning of year	101.3	141.7

Cash and cash equivalents at end of period	€931.6	€168.7

See notes to the consolidated financial statements

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Statements of Shareholders’ Equity — unaudited

(Prepared in accordance with US GAAP)

	Ordinary Shares					Accumulated
			Additional	Deferred		other
	Number		paid-in	compen-	Retained	comprehensive
	of shares	Amount	capital	sation	earnings	income	Total

	(millions)			(Euros in millions)
As at December 31, 2001	236.7	€71.0	€2,154.0	€(0.4)	€292.2	€270.4	€2,787.2

Net income for 2002	—	—	—	—	58.0	—	58.0
Currency translation adjustment, net of applicable income taxes of €11.1m	—	—	—	—	—	(89.7)	(89.7)
Change in fair value of derivatives, net of applicable income taxes of €0.8m	—	—	—	—	—	0.4	0.4

Comprehensive income							(31.3)
Capitalisation of reserves	—	2.4	—	—	(2.4)	—	—
Cash dividends (€0.18 per share)	—	—	—	—	(42.6)	—	(42.6)
Change in deferred compensation related to Employee Share Purchase Plan	—	—	—	(0.1)	—	—	(0.1)

As at December 31, 2002	236.7	73.4	2,154.0	(0.5)	305.2	181.1	2,713.2

Net income for nine months ended September 26, 2003	—	—	—	—	217.9	—	217.9
Currency translation adjustment, net of applicable income taxes of €0.2m	—	—	—	—	—	(122.5)	(122.5)
Change in fair value of derivatives including income tax credit of €0.4m	—	—	—	—	—	0.9	0.9
Unrealized gain on available for sale investments	—	—	—	—	—	0.5	0.5

Comprehensive income							96.8
Cash dividends (€0.19 per share)	—	—	—	—	(45.0)	—	(45.0)
Issuance of stock options	—	—	0.2	—	—	—	0.2

As at September 26, 2003	236.7	€73.4	€2,154.2	€(0.5)	€478.1	€60.0	€2,765.2

See notes to the consolidated financial statements

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements — unaudited

1.	Basis of Presentation

The accompanying unaudited consolidated financial statements of the Coca-Cola Hellenic Bottling Company S.A. (“the Company”) have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The unaudited consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair statement of the Company’s financial position, results of operations and cash flows for the periods presented.

The balance sheet at December 31, 2002 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements.

For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s Annual Report for the year ended December 31, 2002.

Operating results for the nine month period ended September 26, 2003 are not necessarily indicative of the results that may be expected for the year ended December 31, 2003.

2.	Accounting Changes

Emerging Issues Task Force (“EITF”) Issue No. 02-16, Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor has been adopted by the Company. The EITF provides guidance on how a customer of a vendor’s products should account for cash consideration received from a vendor. Specifically, cash consideration received from a vendor is presumed to be a reduction of the prices of the vendor’s products or services and should be characterized as a reduction of cost of goods sold, when recognized in the customer’s income statement. This presumption is overcome when the consideration is either (a) a payment for assets or services delivered to the vendor, in which case the cash consideration should be characterized as revenue, or (b) a reimbursement of costs incurred by the customer to sell the vendor’s products, in which case the cash consideration should be characterized as a reduction of the cost. The adoption of the consensus has entailed some reclassification within the company’s income statement, but does not have a material effect upon net sales revenue, cost of goods sold or selling, delivery and administrative charges. This consensus has been applied to new arrangements, including modifications to existing arrangements, entered into after December 31, 2002. The EITF also requires that a rebate of a specified amount of cash consideration that is payable pursuant to a binding arrangement only if the customer completes a specified cumulative level of purchases or remains a customer for a specified period of time should be recognized as a reduction to the cost of sales based on a systematic and rational allocation of cash consideration offered to each of the underlying transactions that results in progress by the customer toward earning the rebate provided the amounts offered are probable and reasonably estimated. If the rebate is not probable or reasonably estimatable, it should be recognized as the milestones are achieved. As this consensus is in line with existing company practice, it has no effect on the Company’s financial statements.

We have adopted Financial Accounting Standards Board Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“Statement No. 146”) with respect to all exit and disposal activity initiated after December 31, 2002. This statement requires that a liability for costs associated with exit or disposal activity be recognized and measured at fair value when the liability is incurred, rather than at the date a company commits to an exit plan. This impacts the recognition of one-time termination benefits such as severance pay and other termination indemnities, where the benefit arranged requires employees to serve beyond the minimum retention period. In such cases, the costs of the one-time termination benefit are recognized at fair value over the term of the retention period.

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements — unaudited

Statement No. 146 also addresses accounting for other costs associated with an exit or disposal activity, such as costs to consolidate or close functions and relocate employees. A liability for such costs must be recognized and measured at its fair value in the period incurred. In the case of contract termination costs, such as operating leases, a liability is recognized and measured at its fair value (less any economic benefit) when the entity terminates the contract. This statement will impact the timing of our recognition of liabilities for costs associated with exit or disposal activities, but as yet has not had a significant effect.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities — an Interpretation of Accounting Research Bulletin No. 51 (“FIN No. 46”). This interpretation requires consolidation by the primary beneficiary of variable interest entities, as defined by this interpretation. FIN No. 46 is currently effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN No. 46 must be applied by the Company in 2004. We are currently in the process of assessing the implications of adoption of FIN No. 46.

3.	Inventories

Inventories consist of the following (in millions):

	September 26, 2003	December 31, 2002

Finished goods	€129.5	€111.8
Raw materials	131.0	129.5
Consumables	62.8	55.8
Other	5.6	12.2

	€328.9	€309.3

4.	Recent and Proposed Acquisitions

On September 30, 2002, the Company and The Coca-Cola Company (“TCCC”) jointly acquired the Swiss mineral water bottler, Valser Mineralquellen AG (“Valser”), a private company owned by the Hess Group AG of Bern. Total consideration for the acquisition was €117.3 million (excluding costs), of which the Company’s share was €58.7 million. The acquisition comprised a number of well-established mineral water brands, including Valser Classic, Valser Naturelle and Valser Limelite, in addition to Valser’s production and distribution facilities. The Company acquired the business except for the trademark, which was acquired by TCCC, and the mineral water source, which is owned 50% by each party. The acquisition has resulted in the Company recording €29.6 million of goodwill in its established countries segment.

On December 17, 2002, the Company jointly with TCCC acquired the majority of the shares in Romania’s premier sparkling mineral water company, Dorna Apemin S.A. (“Dorna”). Total consideration for the acquisition was €39.0 million (excluding costs), of which the Company’s share was €19.5 million. The acquisition comprised all brands and products of Dorna, including White Spring, Poiana Negri and Dorna mineral waters. The Company’s interest represents 49.1% of the outstanding shares in Dorna. The Company has control of the entity and has fully consolidated the net assets of Dorna. The acquisition has been accounted for using the purchase method of accounting. At this stage, the acquisition has resulted in the Company recording €17.3 million of goodwill in its emerging countries segment.

On July 21, 2003, we announced our intention to acquire the Austrian mineral water company Römerquelle GmbH. The acquisition, which is subject to approval by regulatory authorities, involves production facilities at Edelstal and Pöttsching and the mineral water and wellness brands Römerquelle

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements — unaudited

and Markusquelle. It is anticipated that this acquisition, which is subject to approval by regulatory authorities, will be finalized in December of 2003.

On October 2, 2003, the Company and The Coca-Cola Company (“TCCC”) jointly acquired 100% of the shares of Multivita sp.z o.o., the Polish mineral water company owned by Mapex sp.z o.o. Total consideration for the acquisition was €21.0 million (excluding costs), of which the Company’s share was €10.5 million. The purchase of this brand complements our strategy of selectively broadening our portfolio of non-CSD brands, and strengthens further our presence in the Polish market.

On October 14, 2003 we announced that we are in discussions to acquire Tsakiris S.A., representing one of the biggest brands in the Greek potato chip market. Tsakiris S.A. is a subsidiary of Plias S.A., a company listed on the Athens Stock Exchange. Plias S.A. is related to the Company by way of some common shareholdings. The acquisition is subject to normal due diligence, approval by board of directors of the Company and completion of closing documentation.

5.	Franchise rights, Goodwill and other intangible assets

In accordance with Financial Accounting Standards Board (FASB) Statement No. 142, Goodwill and Other Intangible Assets (“Statement No. 142”), goodwill and indefinite-lived intangible assets (including franchise rights) are no longer amortized but are reviewed at least annually for impairment. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company began applying the new accounting rules beginning January 1, 2002. For business combinations initiated after June 30, 2001, the new accounting rules were applied from the acquisition date.

The adoption of Statement No. 142 required the Company to perform an initial impairment assessment on all goodwill and indefinite-lived intangible assets, with impairment assessments at least annually thereafter. The cumulative effect of this change in accounting principle was an after-tax decrease to net income of €94.0 million. The deferred income tax benefit related to the cumulative effect of this change was €25.0 million.

The impairment charges resulting in the after-tax decrease to net income for the cumulative effect of this change by applicable operating segment as of January 1, 2002 are as follows (in millions):

Established countries	€17.4
Developing countries	76.6

Total	€94.0

Of the €17.4 million impairment for established countries, €14.1 million relates to franchise rights and €3.3 million relates to goodwill. The impairment arose mainly in Switzerland as a result of a reassessment of projections following lower than expected growth in the non-alcoholic beverages sector in the Swiss market.

Of the €76.6 million impairment for the developing countries, €49.3 million relates to franchise rights and €27.3 relates to goodwill. The impairment charge arose mainly in Poland as a result of a fall in growth expectations arising from a stagnant economic environment.

In accordance with Statement No. 142, a further impairment assessment was conducted at December 31, 2002. No impairment was indicated.

The Company’s franchise rights have an indefinite useful life. Consequently, no amortization is recorded on these franchise rights from January 1, 2002. The following table sets forth the carrying value of intangible assets not subject to amortization (in millions):

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements — unaudited

	September 26, 2003	December 31, 2002

Unamortized intangible assets:
Franchise rights	€1,961.4	€2,017.4
Goodwill	679.8	699.2

Total	€2,641.2	€2,716.6

The changes in the carrying amount of goodwill are as follows (in millions):

	Established	Developing	Emerging
	Countries	Countries	Countries	Total

Balance at January 1, 2003	€570.2	€109.7	€19.3	€699.2
Adjustments to goodwill arising on prior period acquisitions	1.0	—	0.6	1.6
Reduction of valuation allowance on net operating losses from acquisition of CCB plc	—	(3.4)	—	(3.4)
Foreign exchange differences	(11.1)	(6.3)	(0.2)	(17.6)

Balance at September 26, 2003	€560.1	€100.0	€19.7	€679.8

6.	Segment Information

The Company has one business, being the production, distribution and sale of alcohol-free, ready-to-drink beverages. The Company operates in 26 countries and its financial results are reported in the following segments:

Established countries:	Austria, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.
Developing countries:	Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovak Republic and Slovenia.
Emerging countries:	Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, Former Yugoslav Republic of Macedonia (FYROM), Moldova, Nigeria, Serbia and Montenegro, Romania, Russia, and Ukraine.

The operations in each of the segments presented have similar economic characteristics, production processes, customers and distribution methods. The Company evaluates performance and allocates resources primarily based on cash operating profit. Cash operating profit is defined as operating profit before deductions for depreciation and amortization. Information on the Company’s segments is as follows (in millions):

	For the nine months ended

	September 26, 2003	September 27, 2002

Net sales revenue
Established	€1,704.3	€1,633.0
Developing	556.3	550.0
Emerging	854.5	839.6

	3,115.1	3,022.6

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements — unaudited

	For the nine months ended

	September 26, 2003	September 27, 2002

Cash operating profit
Established	300.7	264.1
Developing	88.1	82.0
Emerging	159.8	136.4

	548.6	482.5

Depreciation
Established	(79.0)	(72.0)
Developing	(46.5)	(49.2)
Emerging	(68.7)	(74.3)

	(194.2)	(195.5)

Operating profit
Established	221.7	192.1
Developing	41.6	32.8
Emerging	91.1	62.1

	354.4	287.0

Reconciling items
Interest expense	(45.8)	(49.4)
Other income	9.3	9.8
Other expense	(0.6)	—
Income tax expense	(93.4)	(77.8)
Share of income of equity method investees	4.1	4.4
Minority interests	(10.1)	(11.7)
Cumulative effect of accounting change for Statement No. 142, net of income taxes of €25.0 million in 2002	—	(94.0)

Net income before cumulative effect of accounting change	€217.9	€68.3

	As at

	September 26, 2003	December 31, 2002

Total assets
Established	€3,647.1	€3,589.9
Developing	1,261.5	1,581.5
Emerging	1,079.8	1,062.7
Corporate	2,719.5	1,602.6
Less: Intersegment receivables	(1,888.7)	(1,941.8)

	€6,819.2	€5,894.9

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements — unaudited

7.	Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share (in millions):

	For the nine months ended

	September 26, 2003	September 27, 2002

Numerator
Net income	€217.9	€68.3
Denominator
Basic and diluted average common shares outstanding	236.7	236.7

8.	Seasonality of business

Operating results for the nine months ended September 26, 2003 are not indicative of the result that may be expected for the year ended December 31, 2003 because of business seasonality. Business seasonality results from a combination of higher unit sales of the Company’s products in the warmer months of the year and the methods of accounting for fixed costs such as depreciation and interest expense that are not significantly affected by business seasonality.

9.	Dividend

The directors had proposed a dividend of €0.19 per share (totaling €45.0 million) for the year ended December 31, 2002. The proposed dividend was formally approved at the Annual General Meeting and paid in June 2003. The dividend has been accounted for in shareholders’ equity as an appropriation of retained earnings.

10.	Leveraged Re-Capitalization

On August 19, 2003, the Company announced its intention to effect a leveraged re-capitalization with a view towards improving the efficiency of its capital structure. The leveraged re-capitalization will result in a capital return of €2.00 per ordinary share to all its shareholders. In connection with the leveraged re-capitalization, we held an Extraordinary General Meeting on September 15, 2003, which approved a share capital increase through the capitalization of €518.3 million of additional paid-in capital (or an increase of the par value of ordinary shares from €0.31 to €2.50 per ordinary share). This capital increase was approved by the Greek Ministry of Development on September 24, 2003 and consummated on October 1, 2003 with the payment of certain related taxes. On October 1, 2003, the board of directors of the Company called a second Extraordinary General Meeting which took place on October 31, 2003 and which approved a share capital decrease of €473.3 million (or a decrease of the par value of ordinary shares from €2.50 to €0.50 per ordinary share) and the return of €2.00 per ordinary share to all shareholders of the Company. The capital decrease is subject to approval by the Greek Ministry of Development. We currently expect the capital to be returned to shareholders by the end of November 2003.

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements — unaudited

11.	Offering of Debt Securities

On September 17, 2003, we successfully completed, through Coca-Cola HBC Finance B.V., a $900.0 million (€803.8 million) global offering of 144A exempt notes with registration rights. The first tranche consisted of an aggregate principal amount of $500.0 million (€446.6 million) due in 2013 and the second tranche consisted of an aggregate principal amount of $400.0 million (€357.2 million) due in 2015. As at September 26, 2003, the net proceeds of the offering were classified as cash equivalents, having been invested in the short term money market before being used to finance the leveraged re-capitalization mentioned above and to refinance certain outstanding debt of the Company.

12.	Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with Accounting Principles Board (APB) Opinion No 25, Accounting for Stock Issued to Employees.

The following table (in millions except earnings per share) illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Financial Accounting Standards Board Statement No. 123, Accounting for Stock-Based Compensation.

	For the nine months ended

	September 26, 2003	September 27, 2002

Net income	€217.9	€68.3
Add: Stock-based employee compensation expense included in net income, net of applicable income tax	0.2	0.2
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of applicable income tax	(5.2)	(8.5)

Pro forma net income	€212.9	€60.0

Earnings per share (euros):
Basic and diluted — reported	0.92	0.29
Basic and diluted — pro forma	0.90	0.25

13.	Contingencies

There have been no significant changes in contingencies since our 2002 Annual Report on Form 20-F was filed with the U.S. Securities and Exchange Commission on June 30, 2003 (File No 1-31466).

14.	Post Balance Sheet Events

Significant events occurring after September 26, 2003 have been discussed in the sections on ‘Recent and Proposed Acquisitions’ and ‘Leveraged Re-Capitalization’ above.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

By:	/s/ Jan Gustavsson Name: Jan Gustavsson Title: General Counsel & Company Secretary

Date:  November 12, 2003